Exhibit 99.1

TowerJazz Reports Results for the Second Quarter of 2018:
Revenue of $335 million with Strong Increases in Net Profit
and Profit Margins over Prior Quarter

$22 million, or 7% quarter over quarter revenue growth, resulted in
$12 million increase in gross and operating profit

MIGDAL HAEMEK, ISRAEL – July 26, 2018 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the second quarter ended June 30, 2018.

Highlights for the second quarter:

•	Revenues of $335 million, up 7% sequentially;

•	Substantial sequential increase in gross, operating and net profit, up 19%, 39% and 45% respectively;

•	Net profit of $38 million, up 45% over prior quarter, resulting in basic EPS of $0.38, up $0.11 over prior quarter;

•	Cash from operations of $77 million and free cash flow of $37 million;

•	Strengthened financial structure by prepaying $40 million U.S. wholly owned subsidiary loan and replacing TPSCo $100 million long-term loan with improved terms.

Business Outlook
Revenues for the third quarter of 2018 are forecasted to be approximately $335 million, with a range of ±5%; targeting fourth quarter record revenues of about $360 million to $380 million.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We are pleased with the second quarter improvement in our results and particularly the margins’ growth, allowing us to bring over half of the quarterly incremental revenue to the bottom line, consistent with our margin model. The third quarter contains the proper wafer start plan and product mix to transition us to a fourth quarter targeted record revenue. For the third quarter, we continue to see weakness in the mobile sector with recent reductions in customer demand. For the SiGe infrastructure technology, given its strong and higher than originally expected customer demand, and hence the high number of customers and flow variants that needed to be qualified, the shipment profile from recently added capacity is pushed out slightly. Customers were notified of increased SiGe capacity and starts have been maximized, expecting full revenue realization in the fourth quarter. As our customers’ mid to long term demand for SiGe exceeds our newly acquired capacity, we have invested in additional CapEx for our Newport Beach facility, targeted to come on line in the first quarter of 2019. Additionally, demand remains strong for discrete Power and all 300mm offerings.”

Ellwanger further commented: “During the first half our major focuses were: (1) qualifying incremental SiGe capacity to optimize our production mix for the high end infrastructure market whilst moving RFCMOS parts to other factories, predominantly San Antonio and replacing some low margin mobile business, (2) ensuring 300 mm manufacturing capability, enabling third quarter RF, Power and CIS start ramps with high yielding flow capability; and (3) multiple organic activities, increasing our served markets, for continued mid to long-term high margin growth. In line with this, our second half main growth drivers remain 300mm production ramp and increased SiGe capacity to meet the very high and still growing customer demand.”

Second Quarter 2018 Results Overview
Revenues for the second quarter of 2018 were $335 million, reflecting a 7% increase over the prior quarter.

Gross and operating profits for the second quarter of 2018 were $79 million and $44 million, respectively, $12 million higher as compared to $66 million and $32 million, respectively, in the first quarter of 2018. This represents quarter over quarter incremental increase of 55% margins as compared to the $22 million revenue increase.

EBITDA for the second quarter of 2018 was $96 million, an $11 million and 13% EBITDA growth as compared to $84 million in the prior quarter.

Net profit for the second quarter of 2018 was $38 million, or $0.38 basic earnings per share, as compared to $26 million or $0.27 basic earnings per share in the prior quarter.

Free cash flow for the quarter was $37 million, with $77 million cash flow from operations and $40 million investments in fixed assets, net. The other main cash activities during the second quarter of 2018 were $15 million investment in marketable securities and $4 million of debt received, net of debt repaid.

Cash (including marketable securities), net of gross debt, as of June 30, 2018, totalled to a record of $276 million as compared to net cash of $247 million as of March 31, 2018 and $226 million as of December 31, 2017.

Shareholders' equity as of June 30, 2018 was a record $1.1 billion, as compared to $1.07 billion as of March 31, 2018 and $1.03 billion as of December 31, 2017.
On April 30, 2018, the Company and its bonds series G have received an upgraded rating from Standard & Poor’s, Israeli subsidiary, Ma’alot (an Israeli rating company that is fully owned by S&P Global Ratings). Its previous rating was ilA+ with a stable horizon and the new upgraded rating is ilAA-, with a stable horizon.

In June 2018, TPSCo restructured its outstanding loans originally due 2018-2020, which carried variable interest rates of TIBOR plus 1.65% to TIBOR plus 2%, by early repaying these loans and obtaining a new approximately $100 million loan from three leading Japanese banks at better terms and longer duration. The new loan final maturity date is June 2025, includes three years grace period followed by nine equal installments from June 2021 to June 2025, and carries a fixed interest rate of 1.95% per annum.

In July 2018, the Company early repaid the $40 million loan, initially borrowed in 2016 from JA Mitsui (US), in relation to the acquisition of the San Antonio fab from Maxim and its ramp. The loan carried annual interest of ICE LIBOR plus 2%, hence its early repayment will save the Company $1.5 million to $2 million per annum in interest and fees.

Teleconference and Webcast
TowerJazz will host an investor conference call today, Thursday, July 26, 2018, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter 2018 and its outlook.
This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com , or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing expenses, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents, short-term deposits and marketable securities (in the amounts of $627 million, $590 million and $560 million as of June 30, 2018, March 31, 2018 and December 31, 2017, respectively) less the outstanding principal amount of bank loans (in the amounts of $140 million as of June 30, 2018 , and $138 million as of March 31, 2018 and December 31, 2017, respectively), the outstanding principal amount of capital leases (in the amounts of $31 million, $25 million and $16 million as of June 30, 2018, March 31, 2018 and December 31, 2017, respectively) and the outstanding principal amount of debentures (in the amount of $180 million as of June 30, 2018, March 31, 2018 and December 31, 2017, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $77 million, $75 million and $84 million for the three months periods ended June 30, 2018, March 31, 2018, and June 30, 2017, respectively) less cash for investments in property and equipment, net (in the amounts of $40 million, $40 million and $41 million for the three months periods ended June 30, 2018, March 31, 2018, and June 30, 2017, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 74 737 7556 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, +1 646 201 9246 | gavriel@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) operation with no interruption at times of high utilization in certain areas, and/ or at times of possible bottlenecks, power outages, water leaks, contamination events, chemical leaks or other issues, which may adversely affect our cycle time, yield, and on schedule delivery, customer satisfaction, revenue and margins, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of June 30, 2018 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) obtaining new customer engagements, products qualification and production ramp-up of the TPSCo facilities and our San Antonio facility, (xi) landlord’s claims with respect to the lease of the fab 3 facility; (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen),interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxiv) pending litigation, including the shareholder class action that was filed against the Company, certain officers, its directors and/or its external auditor in Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed by the Israeli district court, on which the Israeli plaintiff has recently appealed to the Israeli supreme court, (xxxv) realization of the fab establishment project in China, including obtaining required project funding, negotiation and closure of definitive agreements in relation thereto, licensing of technologies, receipt of payment milestones to Tower, qualification and ramp of process flows and products to enable mass production for customers and attain revenue to levels that would cover the facility’s fixed costs, and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	December 31,
	2018	2017
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$486,880	$445,961
Marketable securities	140,140	113,874
Trade accounts receivable	161,017	149,666
Inventories	153,413	143,315
Other current assets	19,089	21,516
Total current assets	960,539	874,332

LONG-TERM INVESTMENTS	28,978	26,073

PROPERTY AND EQUIPMENT, NET	648,413	635,124

INTANGIBLE ASSETS, NET	16,671	19,841

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	101,022	111,269

TOTAL ASSETS	$1,762,623	$1,673,639

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$100,242	$105,958
Trade accounts payable	126,135	115,347
Deferred revenue and customers' advances	10,297	14,338
Other current liabilities	75,867	66,730
Total current liabilities	312,541	302,373

LONG-TERM DEBT	248,685	228,723

LONG-TERM CUSTOMERS' ADVANCES	29,771	31,908

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,616	14,662

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	56,335	66,267

TOTAL LIABILITIES	661,948	643,933

TOTAL SHAREHOLDERS' EQUITY	1,100,675	1,029,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,762,623	$1,673,639

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017

REVENUES	$335,138	$312,710	$345,059

COST OF REVENUES	256,610	246,545	253,998

GROSS PROFIT	78,528	66,165	91,061

OPERATING COSTS AND EXPENSES:

Research and development	18,173	18,266	16,432
Marketing, general and administrative	16,115	15,994	17,238

	34,288	34,260	33,670

OPERATING PROFIT	44,240	31,905	57,391

FINANCING EXPENSES, NET	(7,031)	(3,791)	(3,123)

OTHER INCOME, NET	1,578	22	142

PROFIT BEFORE INCOME TAX	38,787	28,136	54,410

INCOME TAX EXPENSE, NET	(2,778)	(955)	(2,683)

PROFIT BEFORE NON CONTROLLING INTEREST	36,009	27,181	51,727

NON CONTROLLING INTEREST	1,733	(1,063)	(1,710)

NET PROFIT	$37,742	$26,118	$50,017

BASIC EARNINGS PER SHARE	$0.38	$0.27	$0.52

Weighted average number of shares	98,888	98,495	96,365

DILUTED EARNINGS PER SHARE	$0.37	$0.26	$0.49

Net profit used for diluted earnings per share	$37,742	$26,118	$52,217

Weighted average number of shares	101,066	101,112	105,648

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$37,742	$26,118	$50,017
Stock based compensation	2,678	3,367	2,319
Amortization of acquired intangible assets	1,652	1,661	2,246

ADJUSTED NET PROFIT	$42,072	$31,146	$54,582

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.43	$0.32	$0.57
Diluted	$0.42	$0.31	$0.54
Fully diluted	$0.41	$0.31	$0.53

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$42,072	$31,146	$54,582
Diluted	$44,463	$31,146	$56,782
Fully diluted	$44,463	$33,486	$56,782

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	98,888	98,495	96,365
Diluted	106,856	101,112	105,648
Fully diluted	107,880	107,717	107,375

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$44,240	$31,905	$57,391
Depreciation of fixed assets	46,978	47,357	46,360
Stock based compensation	2,678	3,367	2,319
Amortization of acquired intangible assets	1,652	1,661	2,246

EBITDA	$95,548	$84,290	$108,316

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2018	2017

REVENUES	$647,848	$675,139

COST OF REVENUES	503,155	499,310

GROSS PROFIT	144,693	175,829

OPERATING COSTS AND EXPENSES:

Research and development	36,439	32,200
Marketing, general and administrative	32,109	33,475

	68,548	65,675

OPERATING PROFIT	76,145	110,154

FINANCING EXPENSE, NET	(10,822)	(7,352)

OTHER INCOME, NET	1,600	653

PROFIT BEFORE INCOME TAX	66,923	103,455

INCOME TAX EXPENSE, NET	(3,733)	(4,682)

PROFIT BEFORE NON CONTROLLING INTEREST	63,190	98,773

NON CONTROLLING INTEREST	670	(3,247)

NET PROFIT	$63,860	$95,526

BASIC EARNINGS PER SHARE	$0.65	$1.00

Weighted average number of shares	98,693	95,139

DILUTED EARNINGS PER SHARE	$0.63	$0.95

Net profit used for diluted earnings per share	$63,860	$99,883

Weighted average number of shares	101,090	105,288

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2018	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$63,860	$95,526
Stock based compensation	6,045	4,417
Amortization of acquired intangible assets	3,313	4,582

ADJUSTED NET PROFIT	$73,218	$104,525

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.74	$1.10
Diluted	$0.72	$1.03
Fully diluted	$0.72	$1.01

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$73,218	$104,525
Diluted	$73,218	$108,882
Fully diluted	$77,949	$108,882

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	98,693	95,139
Diluted	101,090	105,288
Fully diluted	107,880	107,375

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$76,145	$110,154
Depreciation of fixed assets	94,335	90,179
Stock based compensation	6,045	4,417
Amortization of acquired intangible assets	3,313	4,582

EBITDA	$179,838	$209,332

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$464,661	$445,961	$432,113

Cash from operations	76,929	75,001	84,294
Investments in property and equipment, net	(40,148)	(40,047)	(41,312)
Exercise of warrants and options, net	26	658	14,254
Debt received (repaid), net	3,809	(6,656)	(5,655)
Effect of Japanese Yen exchange rate change over cash balance	(2,909)	4,707	(91)
Investments in marketable securities and other assets, net	(15,488)	(14,963)	--

CASH AND CASH EQUIVALENTS - END OF PERIOD	$486,880	$464,661	$483,603

FREE CASH FLOW	$36,781	$34,954	$42,982

	Six months ended
	June 30,	June 30,
	2018	2017

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$445,961	$389,377

Cash from operations	151,930	166,434
Investments in property and equipment, net	(80,195)	(81,660)
Exercise of warrants and options, net	684	27,010
Debt repaid, net	(2,847)	(17,460)
Effect of Japanese Yen exchange rate change over cash balance	1,798	4,280
TPSCo dividend to Panasonic	--	(4,378)
Investments in marketable securities and other assets, net	(30,451)	--

CASH AND CASH EQUIVALENTS - END OF PERIOD	$486,880	$483,603

FREE CASH FLOW	$71,735	$84,774

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	36,009	$27,181	$51,727

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	53,493	53,977	52,389
Effect of indexation, translation and fair value measurement on debt	(4,797)	(1,740)	4,873
Other income, net	(1,578)	(22)	(142)
Changes in assets and liabilities:
Trade accounts receivable	(18,351)	8,089	(17,242)
Other current assets	5,713	3,370	(7,307)
Inventories	(6,713)	(2,692)	1,688
Trade accounts payable	10,222	(6,313)	(6,530)
Deferred revenue and customers' advances	(5,466)	(712)	(4,564)
Other current liabilities	13,355	(4,219)	12,866
Long-term employee related liabilities	193	(387)	(234)
Deferred tax, net	(5,151)	(1,531)	(3,230)
Net cash provided by operating activities	76,929	75,001	84,294

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(40,148)	(40,047)	(41,312)
Investments in marketable securities and other assets, net	(15,488)	(14,963)	--
Net cash used in investing activities	(55,636)	(55,010)	(41,312)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	3,809	(6,656)	(5,655)
Exercise of warrants and options, net	26	658	14,254
Net cash provided by (used in) financing activities	3,835	(5,998)	8,599

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(2,909)	4,707	(91)

INCREASE IN CASH AND CASH EQUIVALENTS	22,219	18,700	51,490
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	464,661	445,961	432,113

CASH AND CASH EQUIVALENTS - END OF PERIOD	486,880	$464,661	$483,603

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,	June 30,
	2018	2017

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$63,190	$98,773

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	107,470	102,087
Effect of indexation, translation and fair value measurement on debt	(6,537)	11,761
Other income, net	(1,600)	(653)
Changes in assets and liabilities:
Trade accounts receivable	(10,262)	(7,713)
Other current assets	9,083	(11,746)
Inventories	(9,405)	267
Trade accounts payable	3,909	(10,658)
Deferred revenue and customers' advances	(6,178)	(13,299)
Other current liabilities	9,136	3,776
Long-term employee related liabilities	(194)	(491)
Deferred tax, net	(6,682)	(5,670)
Net cash provided by operating activities	151,930	166,434

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(80,195)	(81,660)
Investments in marketable securities and other assets, net	(30,451)	--
Net cash used in investing activities	(110,646)	(81,660)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(2,847)	(17,460)
Exercise of warrants and options, net	684	27,010
Dividend paid to Panasonic	--	(4,378)
Net cash provided by (used in) financing activities	(2,163)	5,172

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	1,798	4,280

INCREASE IN CASH AND CASH EQUIVALENTS	40,919	94,226
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	445,961	389,377

CASH AND CASH EQUIVALENTS - END OF PERIOD	$486,880	$483,603